<u>Mail Stop 3561</u>

April 29, 2010

Tao Wang, Chief Executive Officer
Datone, Inc.
Qingdao Hongguan Shoes Co., Ltd.
269 First Huashan Road
Jimo City, Qingdao
Shandong, PRC

    RE: **Datone, Inc.**
        Information Statement on Form PRE14C
        Filed March 10, 2010 and amended April 19, 2010
        File No. 0-53075

Dear Mr. Wang:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

John Reynolds,
Assistant Director